As filed with the Securities and Exchange Commission on October 12, 2023

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE TO

Tender Offer Statement under Section 14(d)(1) or 13(e)(1)

of the Securities Exchange Act of 1934

(Amendment No. 1)

The Gabelli Utility Trust

(Name of Subject Company (Issuer))

The Gabelli Utility Trust

(Name of Filing Person (Issuer))

Series B Auction Market Preferred Shares, Par Value $0.001

(Title of Class of Securities)

36240A309

(CUSIP Number of Class of Securities)

John C. Ball

The Gabelli Utility Trust

One Corporate Center

Rye, New York 10580-1422

(914) 921-5100

(Name, Address and Telephone Number of Person Authorized to Receive Notices and
Communications on Behalf of the Person(s) Filing Statement)

Copies to:

Peter Goldstein, Esq. The Gabelli Utility Trust One Corporate Center Rye, New York 10580-1422 (914) 921-5100	P. Jay Spinola, Esq. Bissie K. Bonner, Esq. Willkie Farr & Gallagher LLP 787 Seventh Avenue New York, NY 10019 (212) 728-8000

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

☐	Third-party tender offer subject to Rule 14d-1.
☒	Issuer tender offer subject to Rule 13e-4.
☐	Going-private transaction subject to Rule 13e-3.
☐	Amendment to Schedule 13D under Rule 13d-2.

☒	Check the box if the filing is a final amendment reporting the results of the tender offer.

INTRODUCTORY STATEMENT

This Amendment No. 1 (this “Final Amendment”) amends and supplements the Tender Offer Statement on Schedule TO (together with any subsequent amendments and supplements thereto, the “Schedule TO”) filed with the Securities and Exchange Commission on September 6, 2023 by The Gabelli Utility Trust, a Delaware statutory trust (the “Issuer”), pursuant to Rule 13e-4 under the Securities Exchange Act of 1934, as amended (the “Exchange Act”), relating to the Issuer’s offer to exchange up to 100% of the Issuer’s Series B Auction Market Preferred Shares, par value $0.001 and liquidation preference $25,000 per share (“Series B Preferred Shares”), for newly-issued promissory notes issued by the Fund, with a total principal amount of up to $20,522,700 (the “Notes” and each, a “Note”), upon the terms and subject to the conditions set forth in the Offer to Exchange dated September 6, 2023 (the “Offer to Exchange”) and the related Letter of Transmittal (such transaction, the “Exchange Offer”). Capitalized terms used but not defined herein have the meanings ascribed to them in the Schedule TO, the Offer to Exchange or the Letter of Transmittal, as applicable.

This Final Amendment is the final amendment to the Schedule TO and is being filed to report the final results of the Exchange Offer, which expired at 5:00 p.m. New York City time on October 11, 2023 (the “Expiration Date”).

The following information is furnished to satisfy the requirements of Rule 13e-4(c)(4) under the Exchange Act:

1.	The Exchange Offer expired at 5:00 p.m. New York City time, on October 11, 2023.

2.	898 Series B Preferred Shares were validly tendered and not withdrawn prior to the expiration of the Exchange Offer and all 898 Series B Preferred Shares, representing 99% of the outstanding Series B Preferred Shares on the Expiration Date, were accepted for exchange in accordance with the terms of the Exchange Offer.

3.	In exchange for each full and fractional Series B Preferred Share properly tendered (and not validly withdrawn) prior to the Expiration Date and accepted by the Issuer, participating holders of Series B Preferred Shares will receive a Note with a principal amount equal to 91.212% of the total amount of liquidation preference of each Series B Preferred Share tendered.

Except as specifically provided herein, the information contained in the Schedule TO, the Offer to Exchange and the Letter of Transmittal remains unchanged and this Final Amendment does not modify any of the information previously reported in the Schedule TO, the Offer to Exchange or the Letter of Transmittal.

ITEM 1 THROUGH ITEM 9 AND ITEM 11.

The information set forth in the Offer to Exchange and the related Letter of Transmittal is incorporated herein by reference into this Final Amendment in answer to Item 1 through Item 9 and Item 11 of Schedule TO.

ITEM 10.	FINANCIAL STATEMENTS.

(a)	Financial Information.

The information set forth in the sections of the Offer to Exchange titled “Selected Historical Financial Data,” “Capitalization,” and the financial statements contained in the reports set forth in the section of the Offer to Exchange titled “Incorporation by Reference,” and is incorporated herein by reference.

A copy of any or all of the documents containing such information and financial statements may be inspected, and copies thereof obtained, upon written or oral request, by contacting the Issuer by telephone at 800-GABELLI (422-3554) or 914-921-5070, or by written request to The Gabelli Utility Trust, One Corporate Center, Rye, New York 10580-1422.

(b)	Pro Forma Information.

The information set forth in the section of the Offer to Exchange titled “Capitalization” is incorporated herein by reference.

ITEM 12(b).	FILING FEES.

Filing Fee Exhibit is filed herewith.

ITEM 13.	INFORMATION REQUIRED BY SCHEDULE 13E-3.

Not applicable.

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

THE GABELLI UTILITY TRUST

	By:	/s/ John C. Ball
	Name:	John C. Ball
	Title:	President

Dated: October 12, 2023

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